SO 3/22/04

RECEIVED MAR - 2 2004 PROCESSING SEC MAIL SECTION 158

04003878

ATES
NGE COMMISSION
C. 20549

VF 3-17-04 AR

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Troy Investment Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Square
(No. and Street)

Boston (City) MA (State) 02109-482501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Troy, Director (617) 542-0044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thevenin, Lynch, Bienvenue, LLP
(Name – *if individual, state last, first, middle name*)

71 Legion Parkway (Address) Brockton (City) MA (State) 02301 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO3-29

OATH OR AFFIRMATION

I, John J. Troy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Troy Investment Associates, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kristen A. Rainville
NOTARY PUBLIC
My Commission Expires
May 07, 2010

Notary Public

Signature

TREASURER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ** ☒ (c) Statement of Income (Loss).
- ** ☒ (d) Statement of Changes in Financial Condition.
- ** ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ** ☒ (g) Computation of Net Capital.
- ** ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ** ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ** ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC., Rule 17A-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

** Filed only in Binder II - Confidential Information

TROY INVESTMENT ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2003
WITH REPORTS OF INDEPENDENT AUDITOR

TROY INVESTMENT ASSOCIATES, INC.
FINANCIAL STATEMENTS
Year Ended December 31, 2003

INDEX

Thevenin, Lynch, Bienvenue, LLP
CERTIFIED PUBLIC ACCOUNTANTS

71 LEGION PARKWAY, BROCKTON, MA 02301
TELEPHONE (508) 584-5850 - FAX (508) 584-5886

9 BAYSTATE COURT, BREWSTER, MA 02631
TELEPHONE (508) 255-2240 - FAX (508) 255-2351

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS AND REQUIRED SUPPLEMENTARY INFORMATION

To the Board of Directors
Troy Investment Associates, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Troy Investment Associates, Inc. (the Company), as of December 31, 2003, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Troy Investment Associates, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thevenin, Lynch, Bienvenue, LLP

Thevenin, Lynch, Bienvenue, LLP
February 3, 2004

Thevenin, Lynch, Bienvenue, LLP
CERTIFIED PUBLIC ACCOUNTANTS

71 LEGION PARKWAY, BROCKTON, MA 02301
TELEPHONE (508) 584-5850 - FAX (508) 584-5886

9 BAYSTATE COURT, BREWSTER, MA 02631
TELEPHONE (508) 255-2240 - FAX (508) 255-2351

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Troy Investment Associates, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental information of Troy Investment Associates, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5 (g), (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of Rue 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. making quarterly securities examination, counts, verifications, and comparisons;
2. recordation of differences required by Rule 17a-13;
3. complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Thevenin, Lynch, Bienvenue, LLP

Thevenin, Lynch, Bienvenue, LLP
February 3, 2004

TROY INVESTMENT ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash	$ 86,188
Total current assets	86,188
Office furniture and equipment, at cost less accumulated depreciation of $38,572	-
Total assets	$ 86,188

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	
Accounts payable and accrued expenses	$ 16,849
Advance from stockholder/officer	5,000
Total liabilities	21,849
Stockholders' equity	
Common stock, no par value, 100 shares issued and outstanding	100
Retained earnings	64,239
Total stockholders' equity	64,339
Total liabilities and stockholders' equity	$ 86,188

See accompanying notes.

TROY INVESTMENT ASSOCIATES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
Year Ended December 31, 2003

Note 1. History and Summary of Significant Accounting Policies

Troy Investment Associates, Inc. (the Company), incorporated October 28, 1988, continues the investment placement business of Troy Investment Associates, a proprietorship formed at an earlier date.

The Company is a registered broker-dealer, but it has not received directly or indirectly, or has it held funds or securities for, or has it owed funds or securities to customers, and it has not carried accounts of, or for, customers.

The Company has elected to be taxed as a subchapter S Company. Accordingly, corporate earnings are taxed at the stockholder level.

Assets and liabilities are recognized on the accrual basis of accounting. Revenues are recognized when fees are earned and due for collection, and expenses are recognized when goods are received and services are rendered. Fixed assets are capitalized and depreciated over their estimated useful lives using accelerated methods of depreciation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period. Actual results will differ from those estimates.

Note 2. Taxes

The Company is on the cash basis for tax reporting purposes. Taxable income for the year ended December 31, 2003, approximates the net income as reflected in the accompanying statement of income.

Note 3. Commitment

The Company, under a second amendment of its lease, leases its Boston office space at a monthly rent of $3,806 per month for the remainder of the lease from July 1, 2002 to June 30, 2005, plus increases in certain costs over base years ended at or near December 31, 1995. The lease expires in June 2005.

Note 4. Expense Reimbursements

Clients reimburse the Company for certain costs incurred on their behalf. Such reimbursements for 2003 have been shown in the accompanying statement of income as revenues.